UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,

DC 20549
____________________________

FORM 11-K
_________________________

FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS

AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

………………………………………………………………………………………………………..

☒

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934.

For the fiscal year ended December 31, 2020

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT
OF 1934.

For the transition period from __________ to __________

Commission file number 001-12647

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
c/o Oriental Bank
254 Muñoz Rivera Avenue,

Oriental Center 15
th

Floor

San Juan, Puerto Rico 00918

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFG BANCORP
254 Muñoz Rivera Avenue,

Oriental Center 15
th

Floor

San Juan, Puerto Rico 00918

THE ORIENTAL BANK CODA PROFIT SHARING PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm 1
Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019 3

Statement of Changes in Net Assets Available for Benefits for the year ended
December 31, 2020 4

Notes to Financial Statements 5 – 12

Supplemental Schedule:
Schedule I – Schedule H, Line 4i - Schedule of Assets (Held at Year

End) as of

December 31, 2020 13
Exhibits

14
Signatures 15

Report of Independent Registered Public Accounting Firm
To the Plan Participants

and Plan Administrator
The Oriental Bank CODA

Profit Sharing Plan:

Opinion on the

Financial Statements

We have audited the accompanying

statements of net

assets available for

benefits of The Oriental

Bank CODA
Profit Sharing Plan

(the Plan) as of December

31, 2020 and 2019,

the related statement of changes

in net assets
available for benefits for

the year ended December

31, 2020, and the related

notes (collectively,
the financial statements). In

our opinion, the

financial statements present

fairly, in all material

respects, the net
assets available for

benefits of the Plan

as of December 31, 2020

and 2019, and the changes

in net assets
available for benefits

for the year ended

December 31, 2020,

in conformity

with U.S. generally accepted
accounting principles.

Basis for Opinion
These financial statements

are the responsibility

of the Plan’s management.

Our responsibility

is to express

an
opinion on these financial

statements based on our

audits. We are a public accounting firm

registered with the
Public Company Accounting Oversight

Board (United States)

(PCAOB) and are required

to be independent with
respect to the Plan in

accordance with

the U.S. federal securities

laws and the applicable

rules and regulations of
the Securities and Exchange

Commission and the PCAOB.

We conducted our audits in accordance

with the standards

of the PCAOB. Those

standards require that

we plan
and perform the audit

to obtain reasonable

assurance about whether

the financial statements

are free of

material
misstatement, whether due

to error or fraud.

Our audits included

performing procedures

to assess the risks of
material misstatement

of the financial statements,

whether due to

error or fraud,

and performing procedures that
respond to those risks.

Such procedures included

examining, on a test

basis, evidence regarding the

amounts and
disclosures in the

financial statements. Our

audits also included

evaluating the accounting principles used

and
significant estimates made

by management, as

well as evaluating

the overall presentation

of the financial
statements. We believe that our

audits provide

a reasonable basis

for our opinion.

Accompanying Supplemental Information
The Schedule H, Line 4i

– Schedule of Assets (Held

at Year End) as of December 31, 2020 has

been

subjected
to audit procedures

performed in conjunction

with the audit of

the Plan’s financial statements. The

supplemental
information is the

responsibility of the

Plan’s management. Our audit

procedures included determining whether
the supplemental information

reconciles to the

financial statements

or the underlying

accounting and other
records, as applicable,

and performing procedures

to test the completeness

and accuracy of the information
presented in the supplemental

information. In forming

our opinion on the supplemental

information, we
evaluated whether the

supplemental information,

including its form

and content, is

presented in conformity with
the Department of

Labor’s Rules and Regulations

for Reporting and Disclosure

under the Employee Retirement
Income Security Act of

1974. In our opinion,

the supplemental

information is fairly

stated, in

all material
respects, in relation to the

financial statements

as a whole.

/s/ KPMG LLP
We have served as the Plan’s auditor

since 2005
San Juan, Puerto Rico
June 29, 2021

Stamp No. E434345 of

the Puerto Rico

Society of Certified

Public Accountants
was affixed to the record

copy of this report.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2020 and 2019

2020

2019
Assets:

Investments at fair value:

Cash and money market instruments
$ 9,837

$

222,863

Common stock

5,684,027

6,189,993

Insurance company investment contracts

(pooled separate accounts)

101,669,357

45,586,165
107,363,221 51,999,021

Fully benefit-responsive investment contract

(stable value fund), at contract value

9,735,927

6,565,321

Total investments

117,099,148

58,564,342

Receivables:

Participant's contributions
172,629 -

Employer's contributions
71,871 -

Account receivable from plan sponsor
- 567,528

Dividends

21,461

18,353

Notes receivable from participants

1,208,374

7,227

Total receivables

1,474,335

593,108

Other assets
2 176,535

Total assets
$ 118,573,485

$

59,333,985
Liabilities:

Other liabilities
$ 141,632 $ 56,812

Total liabilities
141,632 56,812
Net assets available for benefits $ 118,431,853

$ 59,277,173

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended

December 31, 2020

2020
Additions to net assets attributed to:

Net appreciation in fair value of investments
$ 8,151,162

Dividends
81,924

Interest and other

674,594

Contributions:

Participants
3,776,910

Employer

1,501,931

Total additions

14,186,521

Deductions from assets attributed to:

Benefits paid to participants

(4,232,245)

Administrative fees

(374,154)

Total deductions

(4,606,399)

Net increase
9,580,122

Plan assets transferred in from the Retirement Plan of Scotiabank de

Puerto Rico (Note 1)
49,574,558
Net assets available for benefits:

Beginning of year
59,277,173

End of year
$ 118,431,853

See accompanying notes to financial statements.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019, AND YEAR ENDED DECEMBER 31, 2020

(1)

Description of the Plan
The following description of The Oriental Bank CODA Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

a)

General
The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental
Bank (the “Employer”), a wholly owned subsidiary of OFG Bancorp (the “Company”), for the benefit of the Employer’s and its affiliated companies’ employees who are residents of Puerto Rico and are age 21 or older. The Plan is intended to be a qualified plan pursuant to the Puerto Rico Internal Revenue Code of
2011, as amended (the “PR Code”). In 2016, the Plan was amended or restated to meet the requirements of
Sections 401(a) and (k) of the U.S. Internal Revenue Code of 1986, as amended (the “US Code”).

In 2018,
the Puerto Rico Treasury Department (the “PR Treasury”) reaffirmed the Plan’s qualification under the PR
Code.

It contains a cash or deferred arrangement qualifying under the PR Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

As such, the
Plan must comply with reporting and disclosure requirements, participation and vesting standards, and fiduciary standards and duties, among other requirements.

The U.S. Department of Labor (DOL) has full
authority to regulate and investigate the Plan. The DOL reviewed the Plan, as it was selected under the
DOL’s

ordinary investigation procedures. On December 18, 2019, the Employer received a findings letter from the DOL outlining certain potential violations of the Prohibited Transaction Rules of ERISA. The
Employer resolved this matter in 2020.

The DOL issued a closing letter in this matter on March 10,2021, as it reviewed the corrective actions taken by the Employer. For more information related thereto,

please refer
to Note 9.

On December 31, 2019, the Employer purchased from The Bank of Nova Scotia all the outstanding common stock of Scotiabank de Puerto Rico (“SBPR”).

Immediately following the closing of the SBPR
Acquisition, the Employer merged SBPR with and into the Employer, with the Employer continuing as the surviving entity. In December 2020, the balances of the Retirement Plan of

SBPR employee accounts were
transferred to the Plan.
b)

Contributions

Each year, participants may contribute up to the maximum deferral amount under the provisions of Section
402(g) of the US Code as annually indexed by the U.S. Internal Revenue Service (the “IRS”). For the
periods ended December 31, 2020 and 2019,

the limits for both periods were $19,500 and $19,000,
respectively. If, in addition to a deferral election under the Plan, participants contribute to an individual retirement account (“IRA”) in Puerto Rico, pre-tax contributions to both the Plan and the Puerto Rico IRA in the aggregate cannot exceed the sum of the annual deferral limit under the PR Code ($19,500 and
$19,000 for the tax years ended December 31, 2020 and 2019, respectively). Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans.

Participants direct the investment of their contributions into various investment options offered by the Plan.
The Plan currently offers pooled separate accounts, a stable value fund, and shares of common stock of the
Company as investment options for participants. Participants direct the investment of their matching contributions in the Plan. The Employer provides a discretionary matching contribution of 50% of each participant’s contributions up to a maximum contribution for matching purposes of 8% of the participant’s compensation per year.
c)

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Employer’s
contribution and Plan earnings and charged with an allocation of administrative fees. Allocations are based

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019, AND YEAR ENDED DECEMBER 31, 2020

on participant earnings or account balances, as defined. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.
d)

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer; or death while employed by the Employer.
e)

Payment of Benefits
On termination of service due to death, disability, or retirement, a participant or its heirs may elect to receive the value of the vested interest in his or her account in either a lump sum amount, a fixed period that may not exceed the participant’s life expectancy or through a fixed annuity contract. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.
f)

Loans to Participants
The Plan does not allow for loans to participants. In December 2020, the balances of the Retirement Plan of
SBPR employee accounts were transferred to the Plan including its existing participant loans amounting to
$1.2 million. These loans will be extinguished as they are repaid by participants. Loan terms range from 1-5 years or up to 30 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions. No additional loans will be granted to participants.
g)

Forfeited Accounts
Employer contributions that are not vested upon termination of employment are forfeited and may be used to pay administrative expenses and then reduce future contributions to the Plan by the Employer. For the year ended December 31, 2020, forfeitures totaling approximately $11,000 were used to offset Employer contributions. At December 31, 2020, the Plan had approximately $2,900 in forfeitures available to pay administrative expenses and reduce future Employer contributions.
h)

Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA provisions. In the event of Plan termination, participants will become 100% vested in their Employer’s contributions.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019, AND YEAR ENDED DECEMBER 31, 2020

(2)

Summary of Significant Accounting Policies
Following are the significant accounting policies followed by the Plan:
a)

Basis of Presentation
The accompanying financial statements have been prepared under the accrual method of accounting.
b)

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the valuation of investments.
c)

Risks and Uncertainties
The Plan invests in various financial instruments. Investment securities are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for

benefits.
d)

Investments Valuation

and Income Recognition
Plan investments, other than fully benefit –responsive investment contracts (FBRICs), are stated at fair value. See Note 3 for discussion of fair value measurements.
FBRICs are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in FBRICs through the Stable
Value

Fund.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date, taking into consideration the ex-dividend date. Net appreciation/ depreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
e)

Payments of Benefits
Benefits are recorded when paid.
f)

Plan Expenses
Under the Plan’s contract entered into with Transamerica Retirement Solutions

Corporation
(“Transamerica”), contract asset charges are assessed each month based on the actual combined balance of all separate accounts and the stable value fund. These charges are presented as administrative fees in the
Plan’s statement of changes in net assets available for benefits.
Administrative expenses, including trustee, legal, auditing, and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses assumed and paid by the Employer during the year ended
December 31, 2020 amounted to approximately $177,000.
g)

Recent Accounting Developments
Accounting standards that have been issued by the Financial Accounting Standards Board (“FASB”)

or
other standards-setting bodies are not expected to have a material impact on the Plan’s statements of net assets available for benefits or the related statement of changes in net assets available for benefits.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019, AND YEAR ENDED DECEMBER 31, 2020

(3)

Fair Value
As discussed in Note 2, the Plan uses the fair value measurement framework under U.S. generally accepted accounting principles.

Fair Value

Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are:

Level 1 – assets include equity securities that are traded in an active exchange market, as well as certain money market instruments. Valuations

are obtained from readily available pricing sources for market transactions involving identical assets.
Level 2 – observable inputs other than Level 1 prices such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.
Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets include financial instruments whose value is determined using pricing models, for which the determination of fair value requires significant management judgment or estimation. As of December 31, 2020, and 2019, the Plan did not have such assets.
The following is a description of the valuation methodologies used for instruments measured at fair value:
Shares of the Company’s

common stock
: valued at quoted closing market prices (“Level 1”).
Money Market Instruments : stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date (“Level 1”).
Pooled Separate Accounts : stated at readily determinable fair value. The fair value is determined by the issuer and is valued daily using publicly available quoted market prices matched with the current underlying investment holdings of the accounts (“Level

2”).
The estimated fair value is subjective in nature and involves uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could affect these fair value estimates.

The
fair value estimates do not take into consideration the value of future business and the value of assets and liabilities that are not financial instruments.
There were no transfers into or out of Level 1 and Level 2 fair value measurements during the years ended
December 31, 2020 and 2019.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019, AND YEAR ENDED DECEMBER 31, 2020

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at
December 31, 2020 and 2019:

December 31, 2020

Fair Value

Measurements

Level 1

Level 2

Level 3

Total
Cash and money market instruments $ 9,837 $ - $ - $ 9,837
Common stock

5,684,027

-

-

5,684,027
Pooled separate accounts

Hybrid (a)
- 65,703,459 - 65,703,459

Bond (b)
- 6,237,599 - 6,237,599

International Equity (c)

- 2,212,238 - 2,212,238

Equity - Large Cap (d)
- 19,645,424 - 19,645,424

Equity - Mid Cap (e)
- 5,032,921 - 5,032,921

Equity - Small Cap (f)
- 2,837,716 - 2,837,716

$ 5,693,864

$ 101,669,357

$ -

$ 107,363,221

December 31, 2019

Fair Value

Measurements

Level 1

Level 2

Level 3

Total
Cash and money market instruments $ 222,863 $ -

$

-

$

222,863
Common stock

6,189,993

-

-

6,189,993
Pooled separate accounts

Hybrid (a)
- 20,526,364

-

20,526,364

Bond (b)
- 5,039,106

-

5,039,106

International Equity (c)

- 1,928,406

-

1,928,406

Equity - Large Cap (d)
- 13,251,803

-

13,251,803

Equity - Mid Cap (e)
- 2,780,446

-

2,780,446

Equity - Small Cap (f)
- 2,060,040

-

2,060,040

$ 6,412,856

$ 45,586,165

$ -

$ 51,999,021

(a)

The pooled separate accounts in this category primarily invest in U.S. and non-U.S. stocks, and fixed-income securities which may include bonds, mutual funds, cash equivalents or other money market instruments.
(b)

The pooled separate accounts in this category primarily invest in bonds (at least 80% of total assets), preferred stocks, cash equivalents or other money market instruments.
(c)

The pooled separate accounts in this category primarily invest at least 80% of assets in equity and debt securities of issuers from countries outside of the United States.
(d)

The pooled separate accounts in this category primarily invest in equity securities of medium and large capitalization companies, and may invest in securities of non-U.S. issuers.
(e)

The pooled separate accounts in this category primarily invest in domestic equity securities with growth potential, including foreign equity securities and debt securities.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019, AND YEAR ENDED DECEMBER 31, 2020

(f)

The pooled separate accounts in this category primarily invest in common stocks contained in both the Small
Cap 1750 Index and the Russell 2000 Value

Index.

Investments can be redeemed with no advance notice on any day on which the New York

Stock Exchange is open
for trading.

(4)

Stable Value Fund

Transamerica offers a stable value fund that the participant may elect to transfer all or part of his or her funds. The stable value fund is considered a fully benefit-responsive investment contract. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value, as reported by
Transamerica, is the beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement that approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of Transamerica or otherwise. The contract value of the investment contract at December 31, 2020 and 2019

was $9,735,927 and $6,565,321,

respectively. The stable value
fund invests in Guaranteed Investment Contracts (“GICs”). These investments seek to protect against any loss of principal while providing returns in excess of money market funds and one-year U.S. Treasury bills. The investment has a portfolio investment rate design in which all deposits are credited with the same interest rate, on daily basis, and with no set maturity. The effective

credited interest rate is set monthly and effective on the first day of the month. Contract charges may reduce this return. The Transamerica stable value fund is not a separate account investment choice – it is an investment in Transamerica’s general account.

Certain events limit the ability of the Plan to transact at contract value with Transamerica. Such events include the following: (1) the Plan is changed so as to significantly affect Transamerica’s obligations to the contract, (2) the
contract can no longer be treated as a pension plan contract, (3) the Plan is terminated, (4) failure to comply with the contract’s requirements, (5) failure to provide information, (6) the sum of the contract account values at any time equals $20,000 or less, or (7) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator is not aware of any events, which would limit the Plan’s ability to transact at contract value with participants that are probable.

(5)

Other assets

Transamerica rebates certain amounts to the Plan based on a fee concession. The rebate amount at December 31,
2020 and 2019 is equal 34 basis

points per year based on the balances with Transamerica. This rebate is calculated on a monthly basis and credited to the Expense Budget Account; a suspense account used by Transamerica.

The Expense Budget Account may be used for plan expenses or allocated to participants as additional income.
During the years ended December 31, 2020 and 2019, the Plan reallocated to participants approximately $360,000 and $31,000,

respectively.

As of December 31, 2020 and 2019, the Expense Budget Account maintained a balance of approximately $2 and $177,000, respectively, included as other assets in the statements of net asset available for benefit.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019, AND YEAR ENDED DECEMBER 31, 2020

(6)

Related-Party Transactions

Certain Plan investments are shares of the Company’s common stock. The Employer is the Plan sponsor and trustee and a wholly owned subsidiary of the Company and, therefore, qualifies as a party in interest. At December 31, 2020 and 2019, the Plan held an investment of 306,582 and 262,176 shares of the Company’s common stock, respectively. The fair value of the common stock at December 31, 2020 and 2019 was $5,684,027 and $6,189,993,
respectively.

Transamerica serves as custodian and manages the pooled separate accounts and stable value fund, therefore, qualifies as party in interest. Transamerica contracted Oriental Insurance, LLC, a subsidiary of the Company,

as the
insurance agent. Another party in interest to the Plan is MidAtlantic, which serves as the custodian for the Plan.

The recordkeeper of the Plan is Oriental Pension Consultants, Inc. (“OPC”), a subsidiary of the Company. Fees charged by OPC for services provided were assumed by the Employer.
(7)

Income Taxes
The trust that forms part of the Plan (the “Trust”) is intended to be exempt from Puerto Rico and U.S. federal incomes taxes pursuant to the PR Code and the US Code, respectively. The Plan sponsor has adopted a volume submitter plan document. The IRS has issued an opinion, dated April 22, 2016, that the form of the volume submitter document is acceptable under Section 401 of the US Code, and, therefore, the Trust is not subject to U.S.
federal income tax. The PR Treasury ruled on March 28, 2018 that the Plan constitutes a qualified plan pursuant to the provisions of Section 1081.01 of the PR Code and, therefore, the Trust is not subject to Puerto Rico income tax.
As applicable, the Plan is required to operate in accordance with the provisions of the PR Code and the US Code to maintain its qualification. Effective in 2020, the Employer, adopted an amendment for the benefit of employees eligible to participate in the Plan, which complies with the provisions of PR Treasury’s

Circular Letters No. 11-10,
13-02 and 16-08, and on April 9, 2021,

the Plan requested from the PR Treasury a favorable determination letter with respect to such amendment. Although the Plan has been amended, the Plan sponsor believes that the Plan is designed and is being operated within the applicable requirements of the PR Code and the US Code, therefore, remains qualified under the PR Code and the US Code.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the PR Treasury.

As of December 31, 2020, and 2019, there are no
uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions.

However, there are currently no audits in
progress for any tax periods. The Plan is no longer subject to income tax examinations for the years prior to 2015.

(8)

Excess Contributions Payable to Participants
The Plan is subject to certain non-discrimination rules under the PR Code. As of December 31, 2020 and 2019, the
Plan failed certain of the non-discrimination tests under the PR Code due to lower contribution percentages by non-
highly compensated eligible employees relative to the contribution percentages of highly compensated eligible employees. In order to meet the requirements of the non-discrimination rules, the Plan refunded a portion of the contributions made by highly compensated participants, in accordance with applicable provisions of the PR Code.
The refund for 2020, paid in March 2021, totaled $141,632. The refund for 2019,

paid in March 2020, totaled
$56,812. These refunds are included as other liabilities in the Plan’s statement of net assets available for benefits.

(9)

Non-Exempt Prohibited Transaction
From December 31, 2013 through December 31, 2018, Oriental Bank engaged in certain non-exempt prohibited transactions under ERISA in connection with Plan assets. As a result of such transactions, Oriental Bank benefited from the use of Plan assets by receiving certain commissions from a third party without offset or rebates to the Plan.

THE ORIENTAL BANK CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019, AND YEAR ENDED DECEMBER 31, 2020

Oriental Bank remitted $567,528, including interest, to the Plan and allocated this amount to Plan participants in
May 2020 as remediation for said transactions.

It was recorded as an account receivable in the Plan’s statement of net assets available for benefits at December 31, 2019.

(10)

Subsequent events
The Plan has evaluated subsequent events from the statement of net assets available for benefits date through June
29, 2021, the filing date of this Annual Report on Form 11-K for the year ended December 31, 2020.

SCHEDULE I
THE ORIENTAL BANK CODA PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

(b) (c) (d) (e)
(a)
Identity of issue,
borrower,
lessor, or

similar party
Description of Investment, including maturity

date, rate of interest, collateral, par,

or maturity value Cost Current value
Participant directed:
* OFG Bancorp OFG Bancorp:
Common Stock 306,582 shares ** $
5,684,027

* Transamerica Pooled Separate Accounts:
Transamerica AA - Moderate 1,024,998 units **
29,671,877

WMC Core Equity 388,963 units **
8,333,210

AEGON Balanced 48,835 units **
5,800,408

SSgA Russell Lg Cap Grth Ind 269,413 units **
10,201,783

American Century Government Bond 123,938 units **
2,726,319

Franklin Small-Mid Cap Growth
(1)
78,187 units **
5,032,921

SSgA International Index 62,065 units **
2,212,238

SSgA Russell SC Value

Index
14,728 units **
1,573,650

Transamerica AA - Moderate Growth 575,703 units **
17,856,612

Loomis Sayles Investment Grade Bond
(2)
57,004 units **
2,883,490

Transamerica AA - Growth 218,750 units **
7,211,196

SSgA Russell LC Value

Index
30,336 units **
1,110,431

Transamerica AA - Conservative 190,770 units **
5,163,366

Transamerica Partners High Yield

Bond
12,717 units **
627,790

TA Vanguard

Small- Cap Index
1,647 units **
532,860

TA Vanguard

Small- Cap Grth Idx
9,813 units **
731,206

101,669,357

Cash and money markets Cash and Bank Deposit Sweep Program **
9,837

Fully benefit-responsive
investment contract:
* Transamerica Transamerica Stable Value 471,473 units **
9,735,927

Other assets:
* Transamerica Expense budget account
—

2

* Participant Loans
Notes, with interest rate from 4.75% to
9.5%; maturities range through 2032
—

1,208,374

$
118,307,524

* Party-in-interest as defined by ERISA
** Not applicable as these are participant directed.
(1)
Effective October 14, 2020 investment option for Invesco American Value

Ret Opt fund was replaced with this fund.
(2)
Effective October 14, 2020 investment option for Loomis Sayles Bond Ret Opt fund was replaced with this fund.
See the

accompanying report of independent registered public accounting firm.

INDEX OF EXHIBITS

Exhibit No. Description of Document
23.1
Consent of KPMG LLP

SIGNATURES

The Plan . Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ORIENTAL BANK CODA

PROFIT SHARING PLAN

(Name of Plan)

Date:

June 29, 2021

/s/ Maritza Arizmendi

Maritza Arizmendi

Executive Vice President and

Chief Financial Officer

/s/ Juan J. Santiago

Senior Vice President and Trust

Officer